Barclays Bank PLC (Summary of Changes) – April 13, 2026

- **Updated Applicant Data – page 1**
- **Added Olivier Vigneron on Schedule A**
- **Added Georges Lauchard on Schedule A**
- **Removed Robert Spears from Schedule A**
- **Removed Antoinette O'Neill from Schedule A**
- **Updated the Execution Page**